SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                   GINA SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                              Peter G. Smith, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100

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ITEM 1. SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation ("WRRC"), Real Estate Equity Partners, L.P. and WRC-87A Corporation ("WRC-87A"). The title of the class of equity securities to which this Statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2. TENDER OFFER OF THE PURCHASERS.

         This statement relates to an offer (the "MacKenzie Offer") by Accelerated HighYield Pension Investors, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, MacKenzie Specified Income Fund, L.P., MP Value Fund 5, LLC, Cal-Kan, Inc., JDF & Associates, LLC, Moraga Gold, LLC and Steven Gold (collectively, the "Purchasers"), to purchase up to 196,875 of the outstanding Units at a purchase price (the "Offer Price") of $5.00 per Unit, less the amount of any distributions declared or made with respect to the Units between June 29, 1998 (the "Offer Date") and July 31, 1998 or such other date to which the MacKenzie Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 29, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which collectively constitute the "Offer Documents"). A Tender Offer Statement on Schedule 14D-1 with respect to the MacKenzie Offer has been filed by the Purchasers.

         The Offer Documents indicate that the principal business address of the Purchasers other than JDF & Associates, LLC and Steven Gold is 1640 School Street, Moraga, California 94556. The principal business address of JDF & Associates, LLC is 118 Glynn Way, Houston Texas 77056 and the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111.

ITEM 3. IDENTITY AND BACKGROUND.

         (a) The name and business address of the Partnership, which is the Person filing this Statement, are set forth in Item 1 above.

         (b) The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and the General Partners (including the directors and officers of the General Partners) with respect to the MacKenzie Offer, except to the extent noted in Item 4 below, and except to the extent that the Purchasers have stated that if they acquire Units, they may be in a position to significantly influence all Partnership decisions on which Unitholders may vote, and will seek to vote such Units in their own interest. Such interest may be different from or in conflict with the interest of other Limited Partners or the interests of the General Partners. Under the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), Limited


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Partners  have the right to vote to, among other things,  amend the  Partnership
Agreement, approve or disapprove the sale of all or substantially all of the assets of the Partnership, dissolve the Partnership or remove any General Partner.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (a) This Statement relates to the recommendation by the Partnership with respect to the MacKenzie Offer. A letter to the Limited Partners communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

         (b) For the reasons set forth below, the Partnership and the General Partners are making no recommendation as to whether Limited Partners should tender their Units in response to the MacKenzie Offer.

         In considering whether to tender Units, the Partnership believes that Limited Partners should carefully consider all of the surrounding circumstances and available information, including among other things the Partnership's most recent Annual Report and Quarterly Report as well as the considerations noted below.

         The Offer to Purchase for the MacKenzie Offer includes the Purchasers' estimate that the "Estimated Liquidation Value" of the Partnership's assets was approximately $12.00 per Unit, substantially higher than the Offer Price of $5.00 per Unit. While the basis for such estimate is not set forth in detail and Partnership is not commenting on the assumptions made in the Offer to Purchase, the Partnership believes that that Estimated Liquidation Value is within a reasonable range of possible liquidation values that could be estimated at this time for the Purchasers' purposes in making the MacKenzie Offer.

         Accordingly, the Partnership does not believe that the Offer Price in the MacKenzie Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unitholders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the MacKenzie Offer represents an opportunity to do so.

         The Partnership believes that there is no active trading market for the Units. The Partnership understands that within the past 12 months certain Units have been sold in private transactions at prices ranging from $1.00 to $3.50 per Unit (including certain transactions which have not yet been fully processed).

         The Partnership also understands that independent tender offers for Units, other than the MacKenzie Offer, have recently been made by other parties, including a pending offer to purchase Units at a price of $4.75 per Unit, and an offer, either pending or recently completed, to purchase Units at a price of $3.50 per Unit.

         The Partnership recommends that Limited Partners, if any, who do wish to sell Units for cash at this time make their own inquiry as to alternative transactions that may be


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

available, including among others any pending tender offer and any offer that may be announced prior to the July 31 expiration of the MacKenzie Offer, either by any third party purchaser or by affiliates of WRRC, which has advised the Partnership that affiliates are currently considering making an offer to acquire Units for cash, as noted below.

         The Partnership believes that Limited Partners should also review and carefully consider the Partnership's business and prospects, including factors that may affect its underlying investments in operating partnerships and such matters as cash flow from such partnerships and, potentially, possible future distributions to Limited Partners. In this connection, the Partnership notes that, consistent with previous discussions in quarterly and annual reports to Limited Partners, the local general partners of Columbia Associates (the "Columbia Partnership") have had discussions with its current and alternative lenders with the goal of refinancing or restructuring the Columbia Partnership's current financing. The terms of that financing, secured by the Westmont apartment property, currently prohibit the Columbia Partnership from, among other things, distributing cash flow from operations (with certain limited exceptions). The Partnership has been advised that, given the perceived strength of the New York rental market and increasingly favorable climate for refinancing, the local general partners of the Columbia Partnership believe there is a significant prospect that the current financing can be refinanced or restructured with a view to, among other things, reducing, or eliminating altogether, prohibitions on the distribution of cash flow or sale or refinancing proceeds. The Partnership believes that any such refinancing or restructuring, if it occurs at all, may be able to be completed within approximately the next six to twelve months. There can be no assurance that any such refinancing or restructuring will be completed.

         In view of, among other things, the current restrictions on distributions, no sale of the Westmont property has been pursued, and to the Partnership's knowledge no serious and specific offers to purchase the property have been received.

         The Partnership also believes that Limited Partners should be aware that, since the MacKenzie Offer seeks to purchase only some, and not all, of the Units, if any Limited Partners tender Units in the MacKenzie Offer, the Purchasers may purchase less than all of the Units tendered by each Limited Partner. Accordingly, each Limited Partner may continue to hold Units in the Partnership at a time when the Purchasers may hold a significant number of Units and may seek to vote those Units in a manner adverse to other Unitholders. The MacKenzie Offer applies to only approximately 20% (or less) of the outstanding Units. If more Units are tendered under the MacKenzie Offer, the Purchasers will only accept Units on a pro rata basis, meaning that Limited Partners who wish to sell all of their Units may not be able to do so. However, as stated by the Purchasers in the Offer to Purchase, if the MacKenzie Offer is consummated, the Purchasers "may be in a position to significantly influence all Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the [MacKenzie] Offer in [their] own interest, which may be different from or in conflict with the interests of the remaining Unitholders." As a practical matter, if the Purchasers acquire a sizeable percentage, although less than a majority, of the Units, the Partnership may find it difficult or impossible to take action requiring a Limited Partner vote (such as liquidation or sale of substantially all of its assets) without the approval of the Purchasers.


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         WRRC, which is one of the three General Partners of the Partnership and one of the two shareholders of WRC-87A, another of the General Partners of the Partnership, has advised the Partnership that affiliates of WRRC are currently considering making an offer to acquire Units for cash. While no definitive decision to make such an offer has been reached, WRRC has indicated that if such an offer were to proceed at this time, that offer would be commenced prior to the scheduled July 31 Expiration Date of the MacKenzie Offer so that all Limited Partners would have an opportunity to review and consider such additional offer before deciding whether to tender any Units in response to the MacKenzie Offer.

         There can be no assurance that any such additional offer to purchase Units, from affiliates of WRRC or any other party, will proceed or, if it does proceed, as to the price or other terms of such an offer. In light of, among other things, the potential conflicts of interest that could exist in the event of any offer by affiliates of WRRC, the Partnership would anticipate making no recommendation as to whether Limited Partners should tender their Units in response to any such offer, if made, or in response to the MacKenzie Offer or any alternative offer that might then exist.

         The Partnership urges all Limited Partners to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the MacKenzie Offer before deciding whether to tender Units. There will be certain tax consequences to individual Limited Partners as a result of accepting the MacKenzie Offer and those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the Offer Price in the MacKenzie Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on the Partnership's behalf concerning the MacKenzie Offer.

ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

         (a) No transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

         (b) To the knowledge of the Partnership, none of the General Partners and none of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership intends to tender pursuant to the MacKenzie Offer any Units beneficially owned by them.


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

         (c) To the knowledge of the Partnership, none of General Partners, and none of the executive officers, directors or affiliates of any of General Partners, is a beneficial owner of Units.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) The Partnership is not engaged in any negotiation in response to the MacKenzie Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership;
(3) a tender offer for or other acquisition of securities by or of the Partnership (except for any potential offer that may result from the consideration of a potential offer by affiliates of WRRC of which the Partnership has been advised as noted in Item 4(b)); or (4) any material change in the present capitalization or distribution policy of the Partnership (except for the potential effects of any possible refinancing of indebtedness of the Columbia Partnership as noted in Item 4(b)).

         (b) None.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Form of letter to Limited Partners of the Partnership dated July 13, 1998.

         (b) None.

         (c) None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 1998

                                  SECURED INCOME L.P.

                                     By:  Wilder Richman Resources Corporation
                                          General Partner


                                     By:  /s/ Richard P. Richman
                                          ----------------------
                                          Name:  Richard P. Richman
                                          Title: President


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                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------

(a)              Form  of  letter  to   Limited   Partners   from  the
                 Partnership dated July 13, 1998.



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                                                                     Exhibit (a)

Dear Limited Partner:

         As you may know, a tender offer to purchase Units of Secured Income L.P. (the "Partnership") has been announced by a group of purchasers including affiliates of MacKenzie Partners, Inc. (the "MacKenzie Offer").

         The Partnership has filed with the Securities and Exchange Commission a statement on Schedule 14D-9 relating to the MacKenzie Offer. A copy of that
Schedule 14D-9 is enclosed with this letter and should be carefully read by each Limited Partner.

         AS SET FORTH IN THE SCHEDULE 14D-9, THE PARTNERSHIP AND THE GENERAL PARTNERS OF THE PARTNERSHIP ARE MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE MACKENZIE OFFER.

         In considering whether to tender Units, the Partnership believes that Limited Partners should carefully consider all of the surrounding circumstances and available information. Consideration that could affect your decision may include, but are by no means limited to, the following:

     o THE MACKENZIE OFFER ESTIMATES THE "ESTIMATED LIQUIDATION VALUE" OF THE PARTNERSHIP'S ASSETS AT APPROXIMATELY $12 PER UNIT. THE PRICE OFFERED TO YOU IN THE MACKENZIE OFFER IS $5 PER UNIT.

     o THE PARTNERSHIP UNDERSTANDS THAT TENDER OFFERS FOR UNITS OTHER THAN THE MACKENZIE OFFER HAVE RECENTLY BEEN MADE BY OTHER PARTIES, INCLUDING A PENDING OFFER AT $4.75 PER UNIT, AND THAT WITHIN THE PAST 12 MONTHS UNITS HAVE BEEN SOLD IN PRIVATE TRANSACTIONS AT PRICES RANGING UP TO $3.50 PER UNIT. THE PARTNERSHIP HAS ALSO BEEN ADVISED THAT AFFILIATES OF A GENERAL PARTNER OF THE PARTNERSHIP ARE CURRENTLY CONSIDERING MAKING AN OFFER TO ACQUIRE UNITS FOR CASH. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY SUCH OFFER WILL BE MADE.

     o CONSISTENT WITH PREVIOUS DISCUSSIONS IN ANNUAL AND QUARTERLY REPORTS TO LIMITED PARTNERS, IT IS POSSIBLE, BUT NOT CERTAIN, THAT EXISTING INDEBTEDNESS OF ONE OF THE PARTNERSHIP'S UNDERLYING OPERATING PARTNERSHIP INVESTMENTS MAY BE REFINANCED OR RESTRUCTURED, PERHAPS WITHIN THE NEXT SIX TO TWELVE MONTHS, IN A MANNER THAT COULD REDUCE, OR ELIMINATE ALTOGETHER, THE PROHIBITIONS ON POTENTIAL DISTRIBUTIONS OF CASH FLOW FROM THAT OPERATING PARTNERSHIP OR OTHERWISE HAVE IMPLICATIONS FOR THE PARTNERSHIP AND THE LIMITED PARTNERS. THERE CAN BE NO ASSURANCE THAT ANY SUCH REFINANCING OR RESTRUCTURING WILL BE COMPLETED.


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     o    THE MACKENZIE OFFER IS FOR ONLY 20% OR LESS OF THE UNITS,  AND LIMITED
          PARTNERS WHO TENDER IN THE MACKENZIE OFFER MAY HAVE LESS THAN ALL OF THEIR TENDERED UNITS PURCHASED.


         The foregoing are only some of the considerations that may be relevant to Limited Partners. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9, which should be carefully read in its entirety.

         You should also bear in mind that no immediate decision by you is required. The MacKenzie Offer states that tenders of Units will be accepted until 12:00 midnight, Pacific Daylight Time, on July 31, 1998. All Limited Partners are advised to take the time to carefully consider the MacKenzie Offer and their alternatives.

                                Very truly yours,

                                SECURED INCOME L.P.

                                  By: Wilder Richman Resources Corporation,
                                      General Partner


                                      GINA SCOTTI
                                      Secretary



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